Consent of Independent Auditors



We consent to the incorporation by reference in this Annual Report (Form 10-K/A) of Lynch Corporation of our report dated February 29, 1996 (except for Note 6, as to which the date is April 8, 1996), included in the 1995 Annual Report to Shareholders of Lynch Corporation.

Our audits also included the financial statement schedules of Lynch Corporation listed in Item 14(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


Stamford, Connecticut
April 29, 1996